Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

     This filing relates to a proposed business combination between Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“Cardiac Science”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Quinton, Cardiac Science, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation, and Heart Acquisition Corporation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Quinton has based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended on Form 10-K/A, under the heading “Certain Factors That May Affect Future Results,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Where to Find Additional Information about the Merger

     Under the terms of the merger agreement, the parties have formed a new corporation, Newco, and two wholly-owned acquisition subsidiaries that will merge with and into Quinton and Cardiac Science, respectively. As part of the transaction, Quinton will also merge into Newco. Cardiac Science and Quinton intend to cause Newco to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

April 2005

Forward Looking Statements This presentation contains statements relating to our expectations about our future prospects, plans and financial results that involve a number of risks and uncertainties. These are forward looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from results that may be anticipated or implied by such forward-looking statements as a result of a variety of factors which are discussed in our Annual Report on Form 10-K and other documents filed by us with the SEC. Readers of our 10-K and other documents filed with the SEC are urged to carefully review and consider the various disclosures made in these reports that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. Quinton undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

Quinton Cardiology Systems Our business is the diagnosis, monitoring and management of heart disease Our objective is to be the global leader in cardiology-related systems and services We distinguish ourselves through innovative technology and superior customer experience

Business Highlights Growing billion dollar cardiology market Leading positions in multiple products Large, leveragable installed base Highly regarded brands Global distribution network Management with solid track record Strong revenue and profitability momentum Merger with Cardiac Science recently announced

Market Drivers Over 64 million people in the US alone have active or developing heart disease* Estimated cost of treatment is $226 billion, approximately 13% of domestic healthcare spending* Aging population, and advances in drugs, surgeries and implantable devices, suggest increasing demand for cardiology systems *source: American Heart Association

$ in Millions *source: Frost & Sullivan / Company Estimates Core Markets* An approximately $1 billion sector of a growing, fragmented worldwide cardiology market Systems Supplies Service 530 370 150 Double digit growth in cardiac rehabilitation and data management areas SYSTEMS SERVICE SUPPLIES

Broad Range of Offerings Our systems, supplies and services are used throughout the cardiology continuum of care MANAGEMENT MONITORING DIAGNOSIS Related Systems Supplies Services Resting ECG Stress Testing Holter Monitoring Cardiac Rehab Cardiology Mgmt

Product Development Provide innovative, software-based cardiology systems that are: Easy to use Workflow enhancing Clinically superior We use standard PCs, and an open architecture approach, to enable flexible connectivity within the healthcare environment

Healthcare Connectivity Admin. Activities Clinical Reports Demographic Data Resting ECG Stress Testing Holter Monitoring Cardiac Rehab Cardiology Mgmt Healthcare Information Cardiology Data

Strong Respected Brands Our Quinton and Burdick brands represent over 100 years of combined leadership in cardiology Our worldwide installed base exceeds 50,000 units* *management estimates

Growth Strategy - Organic Increase domestic share through innovation Expand international sales Exploit connectivity opportunities Leverage strategic alliances

Growth Strategy - Acquisitions Focus on cardiology-related systems and services Expand product, technology and clinical options Enhance international distribution Be accretive within reasonable period

Management Team Proven record of value creation at med / tech companies, as well as experience with larger organizations and managing growth Rudi Naumann, PhD. John Hinson Mike Matysik Allan Criss David Hadley, PhD. Atul Jhalani Position Experience Background OEC, Diasonics 30 Years Chairman Darryl Lustig Feroze Motafram President & CEO DAH, MiniMed 14 Years SVP & CFO DMX, Corning Nichols 15 Years VP, Acute Care Philips / ATL 21 Years VP, Research Primus, Halliburton 25 Years VP, Marketing Philips / ADAC 10 Years VP, Primary Care Bergen Brunswig 18 Years VP, Operations Eaton, Westinghouse 19 Years Name Brian Lee VP, Engineering 25 Years Siemens, Philips

Financial Summary

Financial Highlights Strong organic and acquisition revenue growth Substantial recurring revenue streams Significant operating leverage Successful integration of acquisitions Solid profitability and operating cash flow Over $22 million in cash, plus credit line

Annual Revenue ($ in millions) 2002 2003 2004 Net Income 45.6 84 89.6 CAGR 39%

Quarterly Pro Forma Gross Margin* Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 2003 2004 2005 ytd Net Income 0.402 0.408 0.424 0.426 0.437 0.426 0.44 0.451 0.458 0.415 0.439 0.458 *Excludes non-recurring acquisition related charges of $0.3 million in Q103 and non-recurring manufacturing consolidation related charges to cost of sales of $0.3 million and $1.1 million in Q303 and Q403, respectively.

Quarterly Pro Forma Pre-Tax Income* Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 2003 2004 2005E Net Income -0.29 -0.147 0.454 1.245 1.103 1.075 1.313 2.015 1.429 1.262 5.506 8.3 ($ in millions) *Excludes non-recurring acquisition related charges and manufacturing consolidation charges in 2003. Also excludes Q2 04 nonrecurring gain on sale of $0.6 million.

Pro Forma Income Statements

	2002	2003*	2004**	Q1 '05	Target Model
	$ in Millions (except EPS)				
Revenue	$46.5	$84.4	$89.6	$21.3	*10-15%*
Gross Profit *% of Sales*	$18.6 *40.0%*	$35.0 *41.5%*	$39.3 *43.9%*	$9.8 45.8%	*45-50%*
SG&A % of Sales	$15.4 33.0%	$25.4 30.1%	$26.7 29.8%	$6.7 31.5%	*25-27%*
R&D *% of Sales*	$5.1 *11.0%*	$8.1 *9.6%*	$7.4 *8.3%*	$1.8 8.5%	*7-8%*
Pre-Tax Income (Loss)	$(1.5)	$1.3	$5.5	$1.4	*~15%*
Net Income (Loss)	$(1.4)	$1.2	$5.5	$1.0	-
EPS	$(0.17)	$0.09	$0.39	$0.07	-

* Excludes non-recurring acquisition and consolidation charges totaling $3.0 million in 2003
** Excludes gain on sale of $0.6 million and tax benefit of $9.0 million in 2004

Balance Sheet and Cash Flow 12/31/03 12/31/04 3/31/05 $ in Millions $ in Millions $ in Millions Cash and Cash Equivalents $0.2 $21.9 $22.8 Accounts Receivable DSO $12.5 52.0 $13.6 52.8 $12.2 51.5 Inventory Turns $12.7 4.0 $11.0 4.7 $11.7 4.0 Total Assets $48.3 $77.2 $77.6 Debt $0.7 - - Shareholders' Equity $26.1 $58.3 $59.5 Capital Expenditures $1.3 $0.7 $0.2 Operating Cash Flow $0.2 $6.3 $1.0 NOL and tax credit carryforwards provide estimated $2.0 million annual cash benefit for next several years NOL and tax credit carryforwards provide estimated $2.0 million annual cash benefit for next several years NOL and tax credit carryforwards provide estimated $2.0 million annual cash benefit for next several years NOL and tax credit carryforwards provide estimated $2.0 million annual cash benefit for next several years

2005 Guidance - Quinton Revenue between $93 and $96 million Continued 1 - 2 % point improvement in gross margin and reduction of operating expenses by 1% of revenue Operating profit improvement of over 50% compared to 2004 (excluding stock based compensation expense) Tax rate of 33%; but cash taxes $2.0 million less than reported taxes due to NOL benefit Expected 2005 net income (fully taxed) of $5.1 to $5.7 million, representing earnings per fully diluted share of $0.33 to $0.37 Expected Q2 '05 net income (fully taxed) of $1.0 to $1.2 million, representing earnings per fully diluted share of $0.07 to $0.08.

Cardiac Science Merger Combination results in a focused medical technology growth company, with a broad range of non-invasive cardiology products and well respected brands Leading positions in multiple products Blend of high growth and more stable revenue streams Combined global distribution network, with enhanced revenue opportunities in the international and domestic medical channels Complementary technology development, manufacturing, service and administrative activities Experienced combined management team

About Cardiac Science Manufacturer and marketer of a complete line of public-access AEDs and other defibrillators, supplies and services $68.5 million in revenue for 2004 AED market is currently $275M and expected to triple by 2010 Powerheart(r) brand represents an estimated 25% of all AEDs sold worldwide, and is believed to be #2 in US, and #1 in Japan and UK Innovative technology with significant patent portfolio 55-person domestic sales force covering public places, and strong international distribution capability in over 50 countries accounting for ~40% of 2004 revenue Training services business provides competitive advantage in the fast growing corporate workplace market.

Guidance - Newco Expected pro forma combined 2005 revenues of $170 to $180M Anticipated double digit revenue growth in 2006 and beyond Expected to be immediately profitable and operating cash flow positive upon closing, excluding one-time merger and integration related expenses Estimated $10M in annual operating cost savings, $9M in annual interest cost reduction plus significant tax benefits Expected to be accretive to earnings, EBITDA and free cash flow of both companies in 2006 Balance sheet expected to be debt free upon closing, with bank line in place

April 2005

Pro Forma Financial Information

This presentation contains certain financial information (presented on a “pro forma basis”) calculated on a basis other than United States generally accepted accounting principles (“GAAP”). The information presented on a pro forma basis relates to gross margin, pre-tax income (loss), net income (loss) and earnings (loss) per share, after excluding non-recurring acquisition related charges in Q1 2003, excluding non-recurring manufacturing consolidation related charges to cost of sales in Q3 and Q4 2003, excluding a non-recurring gain on the sale of our hemodynamic monitoring business in Q2 2004, and excluding a tax benefit in Q4 2004.

Management believes that this pro forma information is meaningful because the adjusted measures provide a comparison of the performance of the Company’s operations on bases which are consistent from period to period. Set forth below is a reconciliation of these measures to the most directly comparable financial measures calculated in accordance with GAAP:

Pro Forma Gross Margin

				Twelve Months Ended
	Q1 2003	Q3 2003	Q4 2003	December 31, 2003
Gross margin, as reported	38.7%	40.8%	37.5%	39.4%
Acquisition related charges	1.5%	—	—	0.4%
Manufacturing consolidation charges	—	1.3%	5.2%	1.7%

Pro forma gross margin	40.2%	42.1%	42.7%	41.5%

Pro Forma Pre-tax Income

	Q1 2003	Q3 2003	Q4 2003	Q2 2004
		(in millions)
Pre-tax income (loss), as reported	$(1.9)	$0.2	$0.1	$1.7
Acquisition related charges	1.6	—	—	—
Manufacturing consolidation charges	—	0.3	1.1	—
Gain on sale of hemodynamic monitoring business	—	—	—	(0.6)

Pro forma pre-tax income (loss)	$(0.3)	$0.5	$1.2	$1.1

	Twelve Months Ended	Twelve Months Ended
	December 31, 2003	December 31, 2004
	(in millions)
Pre-tax income (loss), as reported	$(1.7)	$6.1
Acquisition related charges	1.6	—
Manufacturing consolidation charges	1.4	—
Gain on sale of hemodynamic monitoring business	—	(0.6)

Pro forma pre-tax income	$1.3	$5.5

Pro Forma Income Statements

Gross Profit

Twelve Months Ended
December 31, 2003
(in millions)
Gross profit, as reported	$ 33.3
Acquisition related charges	0.3
Manufacturing consolidation charges	1.4

Pro forma gross profit	$ 35.0

Gross Margin

Twelve Months Ended
December 31, 2003
Gross profit, as reported	39.4%
Acquisition related charges	0.4%
Manufacturing consolidation charges	1.7%

Pro forma gross profit	41.5%

Pre-tax income (loss)

	Twelve Months Ended	Twelve Months Ended
	December 31, 2003	December 31, 2004
	(in millions)
Pre-tax income (loss), as reported	$ (1.7)	$ 6.1
Acquisition related charges	1.6	—
Manufacturing consolidation charges	1.4	—
Gain on sale of hemodynamic monitoring business	—	(0.6)

Pro forma pre-tax income	$ 1.3	$ 5.5

Net Income (loss) and EPS

	Twelve Months Ended	Twelve Months Ended
	December 31, 2003	December 31, 2004
	(in millions, except share data)
Net income (loss), as reported	(1.8)	$15.1
Acquisition related charges	1.6	—
Manufacturing consolidation charges	1.4	—
Gain on sale of hemodynamic monitoring business	—	(0.6)
Tax benefit	—	(9.0)

Pro forma net income	$1.2	$5.5

Pro forma earnings per share — diluted	$0.09	$0.39

Weighted average shares outstanding - diluted	12,955,371	14,011,394